Mail Stop 6010

February 13, 2008

Theodore D. Crandall
Senior Vice President and Chief Financial Officer
Rockwell Automation, Inc.
1201 South 2nd Street
Milwaukee, WI 53204

> **Re:** **Rockwell Automation, Inc.**
> **Annual Report on Form 10-K for fiscal year ended September 30, 2007**
> **File No. 001-12383**

Dear Mr. Crandall:

We have completed our review of your Form 10-K for the fiscal year ended September 30, 2007 and related filings and do not, at this time, have any further comments.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Douglas M. Hagerman, Esq.